Exhibit 6.42

AMENDMENT No. 1 TO Employment Agreement

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this “Amendment”), dated as of April 16, 2025, by and between Reticulate Micro, Inc., a Nevada corporation (the “Company”) and Andrew Sheppard (the “Executive”). Each of the Company and the Executive are sometimes referred to in this Agreement individually as a “Party” and, collectively, as the “Parties.”

RECITALS

A. As part of a strategic realignment of responsibilities to support the Company’s ongoing operations and objectives, the Company has determined that Executive will no longer serve as Chief Executive Officer and President of the Company and instead shall serve in the newly created position of President of RMX Government of the Company, effective as of April 16, 2025.

B. The Company and the Executive desire to amend that certain Employment Agreement between the Company and the Executive, dated as of November 25, 2024 (the “Employment Agreement”), to provide for the change of position.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. General. This Amendment amends the Employment Agreement. Except as expressly set forth in this Amendment, all terms and conditions of the Employment Agreement shall remain in full force and effect.  All capitalized terms not defined herein shall have the meanings ascribed to those terms in the Employment Agreement.

2. Amendment. The Executive and the Company hereby agree to amend and restate the Recitals and Section 1 as follows:

“The Company wishes to secure the services of the Executive as President of RMX Government of the Company (with such other duties and/or offices in the Company or its affiliates as may be assigned by the Company, its Board of Directors, or other senior executive officers and as agreed to by Executive) upon the terms and conditions hereinafter set forth, and the Executive wishes to render such services to the Company upon the terms and conditions hereinafter set forth.”

“1. Employment by the Company. The Company agrees to employ the Executive in the position of President of RMX Government of the Company and have such duties and responsibilities as are reasonably assigned, delegated and determined as are customarily assigned to individuals serving in such position and such other duties consistent with Executive’s title (with such other duties and/or offices in the Company and its affiliates as may be assigned from time to time by the Company, its Board of Directors, or other senior executive officers and as agreed to by Executive) and the Executive accepts such employment and agrees to perform such duties. The Executive agrees to devote his full customary business time and energies to the business of the Company and/or its affiliates and to perform his duties hereunder on an exclusive basis commencing effective upon completion of the offering described in Section 3(a) below. The Company acknowledges that the Executive may have legacy deals in progress from his current business activities at “Tolana” that do not interfere with the terms and conditions of this Employment Agreement.”

3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile execution and delivery of this Amendment is legal, valid, and binding for all purposes.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed and delivered as of the date first set forth above.

COMPANY:

Reticulate Micro, Inc.

By:	/s/ Michael Chermak
Name:	Michael Chermak
Title:	Executive Chairman

eXECUTIVE:

Andrew Sheppard

/s/ Andrew Sheppard

Signature Page to Amendment No. 1 to Employment Agreement